                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      COTTON STATES LIFE INSURANCE COMPANY
                                (Name of Issuer)

                      COMMON STOCK, PAR VALUE $1 PER SHARE
                         (Title of Class of Securities)

                                    221774103
                                 (CUSIP Number)

                         COUNTRY LIFE INSURANCE COMPANY
                             1701 N. Towanda Avenue
                           Bloomington, Illinois 60701
                              Attn: Paul M. Harmon
                                 (309) 557-2210
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                      Copies to: Todd R. Eskelsen, Esquire
                       Sonnenschein Nath & Rosenthal LLP
                              1301 K Street, N.W.
                             Suite 600, East Tower
                             Washington, D.C. 20005
                                 (202) 408-6424

                                October 29, 2003
             (Date of Event That Requires Filing of This Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 22177402                                                      2 OF 10

1. NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COUNTRY Life Insurance Company(R)
         I.R.S. Identification No.: ____________

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
         (See Instructions)                                              (b) [X]

3.       SEC USE ONLY

         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS (See Instructions)

         WC

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Illinois

          NUMBER OF                7.       SOLE VOTING POWER
          SHARES
        BENEFICIALLY                        -0-
         OWNED BY
           EACH                    8.       SHARED VOTING POWER
         REPORTING
          PERSON                            2,102,385
           WITH
                                   9.       SOLE DISPOSITIVE POWER

                                            -0-

                                   10.      SHARED DISPOSITIVE POWER

                                            2,102,385

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,102,385

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         33.2%

14.      TYPE OF REPORTING PERSON (See Instructions)

         CO

                                                                         3 of 10

ITEM 1.  SECURITY AND ISSUES

         This statement on Schedule 13D (this "Statement") relates to the Common Stock, Par Value $1 Per Share (the "Common Stock"), of Cotton States Life Insurance Company, a Georgia corporation (the "Issuer" or the "Company"), the principal executive offices of which are located at 244 Perimeter Center Parkway, N.E., Atlanta, Georgia 30346.

ITEM 2.  IDENTITY AND BACKGROUND

(a) This statement is being filed on behalf of COUNTRY Life Insurance Company(R), an Illinois stock insurance company ("COUNTRY Life") which is a wholly-owned subsidiary of Illinois Agricultural Holding Co. COUNTRY Life is herein sometimes called the "Reporting Person." Set forth on Schedule I, annexed to this Statement and incorporated herein by reference, is the name, business address and present principal occupation or employment, and the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of the Reporting Person as of the date hereof. COUNTRY Life is a subsidiary of Illinois Agricultural Holding Co., an Illinois business corporation ("IAHC"), which is in turn a subsidiary of Illinois Agricultural Association, an Illinois not-for-profit corporation ("IAA"). IAHC owns 99.99% of the voting securities of COUNTRY Life. IAA owns 98.4% of the voting securities of IAHC. IAA is a not-for-profit corporation with no outstanding voting securities.

(b) The business address of the Reporting Person is 1701 N. Towanda Ave., Bloomington, Illinois 60701.

(c) The Reporting Person is engaged primarily in the business of selling life insurance, accident and health products, and annuities.

(d) Neither the Reporting Person nor, to the Reporting Person's knowledge, any individual listed on Schedule I is required to disclose legal proceedings pursuant to Item 2(d) of Schedule 13D.

(e) Neither the Reporting Person nor, to the Reporting Person's knowledge, any individual listed on Schedule I is required to disclose legal proceedings pursuant to Item 2(e) of Schedule 13D.

(f) To the Reporting Person's knowledge, each of the individuals identified on Schedule I is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

         Under the terms of the Stockholder Agreement between COUNTRY Life and Shield Insurance Company ("Shield") dated October 29, 2003 (the "Stockholder Agreement"), COUNTRY Life has the right, under certain circumstances, to purchase from Shield up to 2,102,385 shares of the Issuer's Common Stock held by Shield (the "Shares") for an aggregate exercise price of $42.6 million (or $20.25 per share). In the event COUNTRY Life exercises its right to acquire the Shares under the terms of the Stockholder Agreement, it intends to obtain the funds necessary, directly or indirectly, from internal cash and short term investment assets.

                                                                         4 of 10

ITEM 4.  PURPOSE OF TRANSACTION

         On October 29, 2003, certain companies of COUNTRY(R) Insurance & Financial Services ("COUNTRY") on the one hand, and Shield, Issuer and other companies of the Cotton States Insurance Group ("Cotton States") on the other hand, entered into a letter agreement (the "Letter Agreement"), which outlines the terms of a proposed transaction (the "Transaction"). The Transaction includes, among other things, the acquisition by COUNTRY Life or an affiliate of all outstanding capital stock of the Issuer, including the stock owned by Shield, a wholly-owned subsidiary of Cotton States Mutual Insurance Company ("Cotton States Mutual"). The Letter Agreement provides, however, that the Letter Agreement does not constitute a binding agreement for the purchase of the Issuer and certain of its affiliates but shall represent the intention of the parties to proceed to consummate the Transaction. Simultaneously with the execution of the Letter Agreement, COUNTRY Life and Shield entered into the Stockholder Agreement, the terms of which grant COUNTRY Life an option and a proxy (more fully described below) with respect to the Shares.

LETTER AGREEMENT.

         Under the terms of the Letter Agreement, Cotton States Mutual, the Issuer and each of their affiliates agreed that immediately upon execution and delivery of the Letter Agreement they would terminate all negotiations and other discussions with third parties regarding an affiliation, acquisition, business combination or purchase of all or any portion of the stock or assets of Cotton States Mutual, the Issuer or any of their affiliates, whether by stock purchase, merger, asset acquisition or otherwise (an "Acquisition"). Additionally, Cotton States Mutual, the Issuer and each of their affiliates agreed that for a period beginning on the date of acceptance of the Letter Agreement until the earlier of
(i) January 31, 2004, or (ii) the date on which COUNTRY provides notice in writing of its intention to terminate the Letter Agreement (the "Exclusivity Period"), neither Cotton States Mutual, the Issuer nor any of their affiliates, nor any officer, director, employee, agent or representative (including their financial or other advisors), would, directly or indirectly:

         (i) solicit, encourage or initiate inquiries, offers or proposals from, or participate in any discussions or negotiations with, any person or entity concerning any Acquisition; or

         (ii) except as required by law, disclose any information not customarily disclosed to any person or entity concerning the business and properties of Cotton States Mutual, the Issuer or any of their affiliates, or afford to any person or entity access to the properties, books or records of Cotton States Mutual, the Issuer or any of their affiliates or otherwise assist or encourage any person or entity in connection with the foregoing.

         Notwithstanding the foregoing, the terms of the Letter Agreement will not prohibit Cotton States and its Board of Directors from taking any action to comply with its fiduciary duties imposed by applicable law, including, without limitation, the termination of the Letter Agreement; provided, however, in the event of such termination, COUNTRY will be entitled to receive the break-up fee described below and shall be entitled to exercise its rights pursuant to the Stockholder Agreement (as described below) for the period set forth in the Letter Agreement.

         The Letter Agreement provides that, if, during the Exclusivity Period, Cotton States Mutual, the Issuer or any of their affiliates receives any offer with respect to an Acquisition, Cotton States Mutual shall immediately provide a copy of such offer to COUNTRY and shall keep COUNTRY informed of all steps Cotton States Mutual, the Issuer or any of their affiliates are taking in response to such Acquisition proposal. Under the terms of the Letter Agreement, Cotton States also agreed that if: (i) the board of directors of either Cotton States Mutual or the Issuer fails to approve the Transaction within seven days of

                                                                         5 of 10

completion of the definitive Transaction agreements; (ii) the board of directors of either Cotton States Mutual or the Issuer withdraws or modifies its approval of the Letter Agreement or the Transaction; (iii) during the Exclusivity Period, Cotton States fails to comply with the exclusivity provisions of the Letter Agreement; or (iv) during the Exclusivity Period and for a period of 365 days thereafter either (x) an Acquisition of Cotton States is consummated by a third party other than COUNTRY or (y) Cotton States enters into an Acquisition agreement with a party other than COUNTRY, then Cotton States Mutual and the Issuer, jointly and severally, would, simultaneously with such event, pay to COUNTRY (by wire transfer of immediately available funds) $6.5 million. However, if during the Exclusivity Period (i) COUNTRY requires the Issuer to execute a new letter agreement or definitive agreement that reduces the price per share of the Issuer's stock below $20.25, and (ii) the Board of Directors of Cotton States recommends to its shareholders that the shareholders accept, tender into, or vote in favor of an unsolicited proposal from a third party to purchase all of the shares of the Issuer stock at a price per share that is higher than the price then being proposed by COUNTRY, then such action, after appropriate negotiation and due diligence with such third party, would not constitute a breach of the exclusivity provisions of the Letter Agreement, and COUNTRY would not be entitled to receive the amount set forth in the Letter Agreement and would not be entitled to exercise its rights pursuant to the Stockholder Agreement (described below).

         The terms of the Letter Agreement also provided that, contemporaneously with accepting the Letter Agreement, Cotton States Mutual would cause Shield to execute and deliver to COUNTRY a stockholder agreement pertaining to the Shares in the form provided.

         While the terms of the Letter Agreement are generally non-binding, those terms with respect to the Exclusivity Period, Stockholder Agreement and payment of amounts upon certain conditions described above are binding.

         The foregoing descriptions are qualified in their entirety by reference to the text of the Letter Agreement, a copy of which is filed as an exhibit to this Schedule 13D.

STOCKHOLDER AGREEMENT.

         Option. Under the terms of the Stockholder Agreement, Shield has granted to COUNTRY Life an irrevocable option (the "Option") to purchase the Shares then held by Shield at a price of US$20.25 per share, payable in cash. Subject to the terms of the Stockholder Agreement, the Option is exercisable at any time after the occurrence of any Acquisition Proposal (as defined below) or an event entitling COUNTRY to the break-up fee set forth in the Letter Agreement. The Option expires on the earliest of: (i) the date that is 365 days after the expiration of the Exclusivity Period; (ii) the date that is thirty
(30) days after the later of the date that all approvals to the Transaction required under applicable insurance regulatory laws have been obtained or a final non-appealable determination or order has been made that such approvals will not be granted; all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") required for the purchase of the Shares upon such exercise shall have expired or been terminated or a final non-appealable determination or order has been made that such approval will not be granted; and all other conditions to closing have been satisfied; and (iii) the date a final non-appealable order of a federal or state court in effect preventing the exercise of the Option or consummation of the Transaction or any law or order enacted, promulgated or issued or deemed applicable to the Option or the Transaction by any governmental entity that would make exercise of the Option or consummation of the Transaction illegal. Under the terms of the Stockholder Agreement, the term "Acquisition Proposal" means any proposal or offer made by any person or group other than COUNTRY or COUNTRY Life (in each case, whether or not in writing and whether or not delivered to the stockholders of the Issuer generally) relating to: (i) any direct or indirect acquisition or purchase which is structured to permit such person or group to acquire beneficial ownership of at least 10% of the assets of the Issuer or any of its subsidiaries or of over 10% of any class of equity securities of the Issuer

                                                                         6 of 10

or any of its subsidiaries; (ii) any tender offer or exchange offer that, if consummated, would result in any person, other than COUNTRY, COUNTRY Life, their affiliates or any group of which any of them is a member beneficially owning 10% or more of any class of equity securities of the Issuer or any of its subsidiaries; or (iii) any merger, consolidation, business combination, sale of substantially all the assets, recapitalization, liquidation, dissolution or similar transaction involving the Issuer or any of its subsidiaries.

         Voting of Shares. Under the Stockholder Agreement, Shield has agreed that, during the term of the Option, Shield shall, at any meeting of the stockholders of the Issuer, however called, or in connection with any written consent of the stockholders of the Issuer, vote (or cause to be voted) all Shares then held of record or beneficially owned by Stockholder, (i) in favor of the Transaction, the execution and delivery by the Issuer of the agreements related to the Transaction and the approval of the terms thereof and each of the other actions contemplated by such agreements and the Stockholder Agreement and any actions required in furtherance thereof; and (ii) against any proposal relating to an Acquisition Proposal or any action or agreement that would impede, frustrate, prevent or nullify the Stockholder Agreement or result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Letter Agreement or the definitive agreements with respect to the Transaction; provided, however, that Shield shall continue to have the right to vote in its sole discretion at an annual meeting on all matters not involving or related to the Transaction or an Acquisition Proposal. Under the Stockholder Agreement, Shield also, subject to any regulatory approval, if any, required to be obtained from a governmental agency under insurance regulatory laws, irrevocably granted to and appointed COUNTRY Life and any of its designees (and each of them individually) Shield's proxy and attorney-in-fact (with full power of substitution) for and in the name, place and stead of Shield, to vote the Shares beneficially owned by Shield, or to grant a consent or approval in respect of such Shares, in the manner specified above. Such proxy is coupled with an interest and is therefore irrevocable.

         Covenants. Under the terms of the Stockholder Agreement, Shield also has agreed that it will not:

         (a) offer to transfer (which term shall include, without limitation, any sale, tender, gift, pledge, assignment or other disposition), transfer, or consent to any transfer of, any or all of the Shares beneficially owned by Shield or any interest therein,

         (b) enter into any contract, option or other agreement or understanding with respect to any transfer of any or all of such Shares or any interest therein,

         (c) grant any proxy, power-of-attorney or other authorization or consent in or with respect to such Shares,

         (d) deposit such Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares, or

         (e) take any other action that would make any representation or warranty of Shield contained in the Stockholder Agreement untrue or incorrect or in any way restrict, limit or interfere with the performance of its obligations under the Stockholder Agreement or the transactions contemplated thereby.

         Additionally, under the terms of the Stockholder Agreement, Shield has agreed that it will not, directly or indirectly:

         (a) solicit, encourage or initiate inquiries, offers or proposals from, or participate in any discussions or negotiations with, any person or entity concerning any Acquisition; or

                                                                         7 of 10

         (b) except as required by law, disclose any information not customarily disclosed to any person or entity concerning the business and properties of any of the companies in Cotton States or any of their affiliates, or afford to any person or entity access to the properties, books or records of any of the companies in Cotton States or any of their affiliates or otherwise assist or encourage any person or entity in connection with the foregoing.

         The foregoing descriptions are qualified in their entirety by reference to the text of the Stockholder Agreement, a copy of which is filed as an exhibit to this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As a result of entering into the Stockholder Agreement, COUNTRY Life may be deemed to beneficially own 2,102,385 shares of the Issuer's Common Stock or 33.2% of the outstanding shares of the Issuer's Common Stock (based on the number of outstanding shares of the Issuer's Common Stock as of June 30, 2003 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2003).

         (b) As a result of entering into the Stockholder Agreement, COUNTRY Life may be deemed to possess sole power or shared power to vote (or direct the vote of) 2,102,385 shares of the Issuer's Common Stock.

         (c) Except as set forth herein, none of COUNTRY Life or any of its executive officers or directors, beneficially own any shares of the Issuer's outstanding stock or has engaged in any transaction in such securities during the sixty-day period immediately preceding the date hereof.

         (d)      Not applicable.

         (e)      Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         See Exhibit Index appearing elsewhere herein, which is incorporated herein by reference.

                                                                         8 of 10

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Date: November 10, 2003


                                     COUNTRY LIFE INSURANCE COMPANY

                                     By: /s/ Charles L. Jones
                                         ---------------------------------------
                                         Charles L. Jones, Senior Vice President
                                         and CFO

                                                                         9 of 10

                                   SCHEDULE I

                        Directors and Executive Officers


         The names, addresses and principal occupations of the directors and executive officers of COUNTRY Life Insurance Company are as follows:

---------------------------------------- ----------------------------------- -----------------------------------------
NAME                                     POSITION WITH CLIC                  ADDRESS
---------------------------------------- ----------------------------------- -----------------------------------------
Ronald R. Warfield                       President & Director (1)(2)           (3)
---------------------------------------- ----------------------------------- -----------------------------------------
Phillip T. Nelson                        Vice President & Director (1)(2)      (3)
---------------------------------------- ----------------------------------- -----------------------------------------
John D. Blackburn                        Chief Executive Officer               (3)
---------------------------------------- ----------------------------------- -----------------------------------------
Barbara A. Baurer                        Executive Vice President and Chief    (3)
                                         Operating Officer
---------------------------------------- ----------------------------------- -----------------------------------------
Charles L. Jones                         Senior Vice President and Chief       (3)
                                         Financial Officer
---------------------------------------- ----------------------------------- -----------------------------------------
Deanna L. Frautschi                      Senior Vice President                 (3)
                                         Communications & Human Resources
---------------------------------------- ----------------------------------- -----------------------------------------
Doyle J. Williams                        Senior Vice President Marketing       (3)
---------------------------------------- ----------------------------------- -----------------------------------------
Paul M. Harmon                           General Counsel & Secretary (1)       (3)
---------------------------------------- ----------------------------------- -----------------------------------------
Shelly S. Prehoda                        Vice President Information            (3)
                                         Technology
---------------------------------------- ----------------------------------- -----------------------------------------
Alan T. Reiss                            Vice President Information Systems    (3)
---------------------------------------- ----------------------------------- -----------------------------------------
Kevin A. Marti                           Vice President Life/Health            (3)
                                         Operations
---------------------------------------- ----------------------------------- -----------------------------------------
Joseph E. Painter                        Vice President Customer Service       (3)
                                         Operations
---------------------------------------- ----------------------------------- -----------------------------------------
Paul V. Bishop                           Regional Vice President Agency        (3)
                                         Illinois
---------------------------------------- ----------------------------------- -----------------------------------------
Richard J. Beninati                      Regional Vice President Agency        (3)
                                         Northwest
---------------------------------------- ----------------------------------- -----------------------------------------
Anthony R. Edgcomb                       Regional Vice President Agency        (3)
                                         Mid America
---------------------------------------- ----------------------------------- -----------------------------------------
Stephen R. Ricklefs                      Vice President Agency MSI             (3)
---------------------------------------- ----------------------------------- -----------------------------------------
William J. Handfland                     Vice President Finance &              (3)
                                         Treasurer (1)
---------------------------------------- ----------------------------------- -----------------------------------------
Peter J. Borowski                        Vice President and Corporate          (3)
                                         Controller
---------------------------------------- ----------------------------------- -----------------------------------------
Joseph E. Morrow                         Chief Health/Pension Actuary          (3)
---------------------------------------- ----------------------------------- -----------------------------------------
R. Dale Hall                             Chief Life/Annuity Actuary,           (3)
                                         Appointed Actuary, & Illustration
                                         Actuary
---------------------------------------- ----------------------------------- -----------------------------------------
Michael Kenyon                           Director (1)(2)                     1250 E. Main Street
                                                                             South Elgin, IL 60177-1712
---------------------------------------- ----------------------------------- -----------------------------------------
Robert L. Phelps                         Director (1)(2)                     13781 Eunice Lane
                                                                             Rockton, IL  61072
---------------------------------------- ----------------------------------- -----------------------------------------
James R. Holstine                        Director (1)(2)                     16018 56th Street W
                                                                             Milan, IL  61264-5109
---------------------------------------- ----------------------------------- -----------------------------------------
James D. Schielein                       Director (1)(2)                     1381 Dutch Road
                                                                             Dixon, IL  61021-9332
---------------------------------------- ----------------------------------- -----------------------------------------
James P. Schillinger                     Director (1)(2)                     1827 W. Sunshine Circle
                                                                             Plainfield, IL  60544
---------------------------------------- ----------------------------------- -----------------------------------------
William H. Olthoff                       Director (1)(2)                     4503-A E. 3000 N. Road
                                                                             Bourbonnais, IL  60914-4035
---------------------------------------- ----------------------------------- -----------------------------------------
Gerald D. Thompson                       Director (1)(2)                     31784 E. 1400 North Road
                                                                             Colfax, IL  61728-9802
---------------------------------------- ----------------------------------- -----------------------------------------
Randal K. Schleich                       Director (1)(2)                     34441 N. IL 97
                                                                             Fairview, IL  61432
---------------------------------------- ----------------------------------- -----------------------------------------
Randall L. Sims                          Director (1)(2)                     980 E. 1700th Street
                                                                             Liberty, IL  62347
---------------------------------------- ----------------------------------- -----------------------------------------
Andrew L. Goleman                        Director (1)(2)                     1248 E. Divernon Road
                                                                             Divernon, IL  62530
---------------------------------------- ----------------------------------- -----------------------------------------
Paul E. Shuman                           Director (1)(2)                     RR 2 - Box 52
                                                                             Sullivan, IL  61951
---------------------------------------- ----------------------------------- -----------------------------------------
David A. Downs                           Director (1)(2)                     402 Sycamore Lane
                                                                             Allerton, IL  61810
---------------------------------------- ----------------------------------- -----------------------------------------
Richard Ochs                             Director (1)(2)                     329 N. 1800th Street
                                                                             West Liberty, IL  62475
---------------------------------------- ----------------------------------- -----------------------------------------
Dale W. Wachtel                          Director (1)(2)                     7775 E. 1600th Avenue
                                                                             Shumway, IL  62461
---------------------------------------- ----------------------------------- -----------------------------------------





---------------------------------------- ----------------------------------- -----------------------------------------
NAME                                     POSITION WITH CLIC                  ADDRESS
---------------------------------------- ----------------------------------- -----------------------------------------
Henry J. Kallal                          Director (1)                        20398 Lax Cemetery Road
                                                                             Jerseyville, IL  62502
---------------------------------------- ----------------------------------- -----------------------------------------
Glenn R. Meyer                           Director (1)                        4370 Rock Castle Road
                                                                             Steeleville, IL  62288
---------------------------------------- ----------------------------------- -----------------------------------------
Charles W. Williams                      Director (1)                        1233 County Road 100 E
                                                                             Enfield, IL  62835
---------------------------------------- ----------------------------------- -----------------------------------------
Robert E. Thurston                       Director (1)                        4370 Chapel Hill Road
                                                                             Pulaski, IL  62976
---------------------------------------- ----------------------------------- -----------------------------------------

(1) The same position or positions as listed are also held by this director and/or executive officer with respect to Illinois Agricultural Holding Company and Illinois Agricultural Association.

(2) The principal occupation of all of the directors is farming.

(3) The business address of all of the executive officers listed above is 1701 North Towanda Avenue, Bloomington, Illinois 61702.

                                                                        10 of 10

                                  EXHIBIT INDEX

Exhibit No.                        Description
-----------   ------------------------------------------------------------------
99.1          Stockholder Agreement dated as of October 29, 2003, by and between
              COUNTRY Life Insurance Company and Shield Insurance Company.

99.2 Letter Agreement dated October 29, 2003, by and between certain companies of COUNTRY Insurance & Financial Services and Cotton
              States Mutual Insurance Company, Shield Insurance Company, Cotton
              States Life Insurance Company and their affiliates.